

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 29, 2016

Via E-Mail
Mr. Frank J. Hariton
SBH Associates, Inc.
885 Woodstock Road, Suite 430-180
Roswell, GA 30075

     Re: SBH Associates, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2015
           Filed January 13, 2016
           File No. 333-187245

Dear Mr. Hariton:

We issued comments to you on the above captioned filing on October 17, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 13, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka at (202) 551-3856 with any questions.

                    Sincerely,

                    /s/ Shannon Sobotka

                    Shannon Sobotka
                    Staff Accountant
                    Office of Real Estate and
                    Commodities